SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11–K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Commission file number: 000-11448

NewBridge Bank Employees’ 401(K) Plan

(Full title of the plan)

NewBridge Bancorp

(Name of issuer of securities)

1501 Highwoods Blvd., Suite 400, Greensboro, North Carolina 27410

(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

Financial Statements

and Supplemental Schedule

December 31, 2011 and 2010 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

NewBridge Bank Employees’ 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
June 22, 2012

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010

ASSETS

Cash and cash equivalents	$4,549	$8,883
Investments:
Mutual funds	11,341,909	12,199,894
Common stock	1,374,709	1,659,147
Common collective trust	2,450,169	1,600,841

Total investments	15,166,787	15,459,882

Notes receivable from participants	561,504	547,359

Net assets available for benefits at fair value	15,732,840	16,016,124

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(123,448)	30,035

Net assets available for benefits	$15,609,392	$16,046,159

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(536,334)	$2,338,432
Interest income	0	3

Net gain (loss) on investments	(536,334)	2,338,435

Interest income on notes receivable from participants	25,174	23,388

Contributions:
Employer	755,634	791,302
Participant	1,299,663	1,338,359
Rollover	147,350	161,126

Total contributions	2,202,647	2,290,787

Total additions to net assets	1,691,487	4,652,610

Benefits paid to participants	(2,081,439)	(1,888,901)
Administrative expenses	(46,815)	(40,687)

Net increase (decrease) in net assets available for benefits	(436,767)	2,723,022

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,046,159	13,323,137

End of year	$15,609,392	$16,046,159

See notes to financial statement

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

1	Description of Plan

The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, which prevail in all cases.

General

The Plan was adopted by the Board of Directors of Lexington State Bank, the predecessor of NewBridge Bank (the “Bank”), to be effective as of June 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company.

Contributions

The Plan is sponsored by the Bank. For the years ended December 31, 2011 and 2010, employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Administrative Committee of the Plan. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a safe harbor matching contribution if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Plan also provides for a discretionary matching contribution to be determined by the Bank. The Bank’s matching contribution for 2011 and 2010 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contribution as well as the Bank’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan Document. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan Document.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%.

Principal and interest is paid ratably through periodic payroll deductions. Loans must be repaid within a period of five years, unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed ten years.

Administrative Expenses

The Plan pays administrative expenses, including trustee and record keeping fees.

2	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among a variety of mutual funds, NewBridge Bancorp common stock fund and a common collective trust which is invested in a separate account guaranteed investment contract (the “GIC”), each offering different degrees of risk and return.

The Plan’s investments are stated at fair value. The fair value of common stock and mutual funds was determined by closing prices at the end of the Plan year. Shares of the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The separate account GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gains distributions on mutual funds are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. The Plan presents in the statement of changes of net assets available for benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on investments held at year end.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing deposit accounts.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This Update amended Accounting Standards Codification (ASC) Topic 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 14, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This Update establishes common fair value measurement and disclosure requirements in GAAP and IFRS through changes in the description and disclosure of fair value measurements, clarification about the application of existing requirements, and changes to particular principles for measuring fair value or for disclosing information about those measurements. This guidance is effective during the first interim period beginning after December 15, 2011. The application of this Update is not expected to have a material impact to the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Subsequent Events

The Company has evaluated subsequent events through the time of filing this report and has concluded that there are no significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the consolidated financial statements.

3	Separate Account Guaranteed Investment Contract

The Plan invests in a common collective trust which is invested in a fully benefit-responsive separate account guaranteed investment contract. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

There are no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates at December 31 were approximately 6.45% and 2.96%, respectively, in 2011, and 1.63% and 0.89%, respectively, in 2010. The interest rate is reset quarterly based on market yields.

While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the separate account GIC, with an adjustment to present contract value.

4	Investments

At December 31, 2011 and 2010, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011		2010
MetLife Stable Value Fund	$2,450,169		$—
Vanguard/Wellington Fund	1,777,245		1,888,114
Franklin Growth A Fund	1,700,013		—
American Funds Fundamental Investors	1,663,605		1,837,974
T. Rowe Price Mid Cap Growth Fund	1,409,124		1,481,539
NewBridge Bancorp Common Stock	1,374,709		1,659,147
Pimco Total Return Admin Fund	1,340,522		1,341,855
Royce Low-Priced Stock Fund	694,250	*	816,132
American Funds The Growth Fund of America	—		1,802,172
S.E.I. Stable Asset Fund	—		1,600,841
American Funds Capital World Growth & Income Fund	—		848,788

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2011.

The Plan’s investments (including investments bought and sold, as well as held during the period) had net appreciation or (depreciation) in value during the year as follows:

	2011	2010

Mutual funds	$(268,219)	$1,582,716

Common stock	(286,022)	745,679

Other	17,907	10,037

Net appreciation (depreciation) in fair value of investments	(536,334)	2,338,432

Interest and dividends	0	3

Net gain (loss) on investments	$(536,334)	$2,338,435

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

5	Fair Value of Financial Instruments

ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Plan adopted ASC Topic 820 as of January 1, 2008. The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010. The determination of where an asset falls in the hierarchy requires significant judgment. The Plan evaluates its hierarchy disclosures each year and, based on various factors, it is possible that an asset may be classified differently from year-to-year. However, the Plan expects changes in classifications between levels will be rare. There were no such transfers in 2011 or 2010.

Money market funds: Valued at net asset value of shares held by the Plan at year-end.

Common stocks and U.S. Government securities: Valued at the closing price reported on the active markets on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Corporate bonds: Valued using quoted prices for similar assets in active markets.

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Common collective trust: Valued using the market approach in which prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities are used. The inputs used in valuing the underlying investments in the common collective trust include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data.

The following tables set forth investments measured at fair value on a recurring basis by level of inputs used in the valuation of each investment:

December 31, 2011 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$9,323,340	$—	$—	$9,323,340
Fixed income funds	2,018,569	—	—	2,018,569

Total mutual funds	11,341,909	—	—	11,341,909
Common stock	1,374,709	—	—	1,374,709
Common collective trust	—	2,450,169	—	2,450,169

Total investments at fair value	$12,716,618	$2,450,169	$—	$15,166,787

December 31, 2010 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$10,284,620	$—	$—	$10,284,620
Fixed income funds	1,915,274	—	—	1,915,274

Total mutual funds	12,199,894	—	—	12,199,894
Common stock	1,659,147	—	—	1,659,147
Common collective trust	—	1,600,841	—	1,600,841

Total investments at fair value	$13,859,041	$1,600,841	$—	$15,459,882

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

6	Party-in-Interest Transactions

The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2011, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totalled $46,815 and $40,687 for the years ended December 31, 2011 and 2010, respectively.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8	Tax Status

The Plan received its latest determination letter on March 9, 2012. The Plan received its previous determination letter on March 31, 2008. In both determination letters, the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The plan is subject to routine audits by the taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue making contributions at any time and to terminate the Plan subject to the provisions of ERISA.

10	Reconciliations to Form 5500

The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net assets per the financial statements	$15,609,392	$16,046,159
Adjustment to contract value of common collective trust	123,448	(30,035)

Net assets per the Form 5500	$15,732,840	$16,016,124

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

	2011	2010
Net appreciation (depreciation) in fair value of investments per the financial statements	$(536,334)	$2,338,432
Change during the year in fair value compared to contract value of common collective trust	153,483	42,941

Net appreciation (depreciation) in investments per the Form 5500	$(382,851)	$2,381,373

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(a)	(b)	(c)		(e)
	Identity of issuer, borrower, lessor or similar party	Description of instrument	Number of shares/units	Market value

	Investments:
	MetLife Stable Value Fund	common collective trust	144,187	$2,450,169
	Vanguard/Wellington Fund	mutual fund	32,832	1,777,245
	Franklin Growth A Fund	mutual fund	38,082	1,700,013
	American Funds Fundamental Investors	mutual fund	46,994	1,663,605
	T. Rowe Price Mid Cap Growth Fund	mutual fund	26,723	1,409,124
*	NewBridge Bancorp Common Stock	common stock	355,222	1,374,709
	Pimco Total Return Admin Fund	mutual fund	123,323	1,340,522
	American Funds Euro Pacific Growth Fund	mutual fund	21,840	766,373
	Royce Low-Priced Stock Fund	mutual fund	48,515	694,250
	Pimco GNMA FD Institutional Fund	mutual fund	57,657	678,047
	T. Rowe Price Mid Cap Value Fund	mutual fund	21,420	458,192
	Dodge & Cox International Stock Fund	mutual fund	13,876	405,756
	Ridgeworth Large Cap Value Equity Fund	mutual fund	30,054	373,874
	Oppenheimer Developing Markets Fund	mutual fund	2,585	74,908

	Total investments			$15,166,787

*	Notes receivable from participants	notes receivable	—	$561,504

*	Denotes a party-in-interest as defined by ERISA.

Note: Column (d) has been omitted as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(K) Plan

Date: June 22, 2012	By:	/s/ Richard M. Cobb
Richard M. Cobb
Senior Vice President, Controller and Chief Accounting Officer
NewBridge Bancorp and NewBridge Bank

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm